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                      October 19, 2021

       Alejandro Ochoa
       Chief Executive Officer and Interim Chief Financial Officer Tower One Wireless Corp.
       600-535 Howe Street
       Vancouver, BC
       V6C 2Z4 Canada

                                                        Re: Tower One Wireless
Corp.
                                                            Form 20-F for the
Fiscal Year Ended December 31, 2020
                                                            File No. 000-55103

       Dear Mr. Ochoa :

              We have reviewed your September 30, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

             After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       September 20, 2021 letter.
 Alejandro Ochoa
FirstName
Tower OneLastNameAlejandro  Ochoa
           Wireless Corp.
Comapany
October 19,NameTower
            2021      One Wireless Corp.
October
Page 2 19, 2021 Page 2
FirstName LastName
Form 20-F for the Fiscal Year Ended December 31, 2021

Report of Independent Registered Public Accounting Firm , page F-2

1. We note your response to prior comment 2 and that Smythe LLP obtained comfort over the recasted figures to assist in their audit of the fiscal 2019 balances. It is still unclear which accounting firm, if any, is opining on the adjustments outlined in the emphasis of matter paragraph related to the amended financial statements in Note 26, which then refers to notes 8, 14 and 16 in the consolidated financial statements to include certain disclosures regarding the recast of certain 2018 figures. As previously requested, please explain to us more clearly which audit firm opined upon these adjustments to the
         2018 financial statements and ask the auditor to revise the auditors' report accordingly.
Note 26. Amendments to the Consolidated Financial Statements , page F-47

2. We note your response to prior comment 3. Please explain to us why your note only addresses fiscal 2018 as there appears to be a significant adjustment made to your gain on net monetary position and foreign exchange expense during fiscal 2019. Within your response, please explain to us the nature of the adjustment and how you considered including the disclosures required by paragraph 49 of IAS 8.
       You may contact Tara Harkins at (202) 551-3639 or Mary Mast, Senior Accountant, at
(202) 551-3613 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences